[SEC CORRESPONDENCE]
July 14, 2014

Via Edgar and Federal Express
U.S. Securities and Exchange Commission
Division of Corporation Finance
Attention:  Brad Skinner, Senior Assistant Chief Accountant
100 F Street, N.E.
Washington, DC 20549

Re:         Northern Oil and Gas, Inc.
Form 10-K for Fiscal Year Ended December 31, 2013
Filed March 3, 2014
File No. 001-33999

Dear Mr. Skinner:

On behalf of Northern Oil and Gas, Inc. (the “Company”), I am pleased to submit this response to the comments of the Staff on the above-referenced filing, as set forth in your letter dated July 3, 2014.  The supplemental information set forth herein has been supplied by the Company for use in connection with the Staff’s review of the responses described below, and all such responses have been reviewed and approved by the Company.  For convenience, each of the Staff’s consecutively numbered comments is set forth herein in bold, followed by the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2013

Properties, page 24

Drilling and Development Activity, page 26

1.
Comment:  You state: “The following table does not include wells that were awaiting completion, in the process of completion or awaiting flowback subsequent to fracture stimulation.”  Expand this disclosure to explain why these wells have been excluded and to indicate the number of wells so excluded.

Response:  The paragraph referenced in the Staff’s comment and the table immediately following such paragraph are included in the Form 10-K pursuant to the requirements of Item 1205 of Regulation S-K.  Item 1205 requires disclosure of the “number of wells drilled,” which is defined in Item 1205(b)(4) to mean “the number of wells completed at any time during the fiscal year, regardless of when drilling was initiated.”  The sentence quoted in the Staff’s comment was only meant to convey that the disclosure in the table complies with this definitional requirement (i.e. it includes only wells that were completed during the applicable period, and excludes wells where drilling had been initiated but completion had not occurred).

In future filings, we intend to clarify the noted disclosure by revising the paragraph referenced in the Staff’s comment to read substantially as follows:

U.S. Securities and Exchange Commission

[SEC CORRESPONDENCE]

“The following table sets forth the number of gross and net productive and dry wells drilled in the years ended December 31, 2013, 2012 and 2011.  The numbers of wells drilled refers to the number of wells completed at any time during the fiscal year, regardless of when drilling was initiated.  As a result, for example, the table excludes our 245 gross (15.2 net) wells drilling or awaiting completion at December 31, 2013, all of which are development wells. We have classified all wells drilled to-date targeting the Bakken and Three Forks formations as development wells.”

Proved Reserves, page 27

2.
Comment:  You disclose that the 26% downward revision in the previous estimates of your proved undeveloped reserves is attributable to negative well performance within portions of your areas of operation.  Please tell us if the causes for these negative revisions have been fully incorporated into the reserves estimates for the additional PUD reserves added during 2013.  Also tell us the extent to which you have taken into consideration the causes for these negative revisions in estimating your proved undeveloped reserves in the remaining portions of your areas of operation.

Response:  The Company confirms that it believes the causes of the negative revisions have been fully incorporated, to the extent appropriate, into the reserves estimates for the additional PUD reserves added during 2013.  The Company’s reserve estimates are prepared on a field by field basis, and all well performance data within a given field is considered for purposes of estimating reserves in connection with other well locations within the same field.  In addition, well performance within one field may be taken into consideration when estimating proved undeveloped reserves within a different field, depending on various factors (e.g. proximity, geology, etc.) taken into account to determine whether the results from such field are informative with respect to the other field.

3.
Comment:  Please expand your disclosure of the changes in net quantities of proved reserves to include appropriate explanation of significant changes relating to extensions and discoveries, other additions and revisions of previous estimates, for each of the reporting periods shown, to comply with FASB ASC Topic 932-235-50-5.

Response:  The Company recognized significant additions in net quantities of its proved reserves relating to extensions, discoveries and other additions during each year in the three year period ended December 31, 2013.  The Company’s increase in proved reserves during each of the years presented was primarily due to the significant drilling and production activity since 2010 in the Williston Basin.  During that period, the Company’s net producing well count increased from 26.0 net wells at December 31, 2010 to 146.2 net wells at December 31, 2013.  This rapid growth caused the Company’s proved reserves to grow significantly, primarily driven by extensions, discoveries and other additions to the Company’s proved undeveloped reserves.  As a percentage of total extensions, discoveries and other additions to proved reserves for each of the years ended December 31, 2013, 2012 and 2011, 75%, 64% and 84%, respectively, were to the Company’s proved undeveloped reserves.  In accordance with FASB ASC Topic 932-235-50-5, the Company will enhance disclosure to that effect in future filings.

U.S. Securities and Exchange Commission

[SEC CORRESPONDENCE]

The Company had a net negative revision in its proved reserves at December 31, 2013 compared to December 31, 2012.  On page 28 of the Form 10-K, the Company disclosed that negative well performance within some of the Company’s areas of operation was the primary cause for the portion of this negative revision that related to the Company’s proved undeveloped reserves.  The same factor (i.e. actual well results that underperformed relative to the forecasts in the Company’s December 31, 2012 reserve report) was also the primary cause of negative revisions to the Company’s proved developed reserves. The proved reserves forecasts in the Company’s December 31, 2013 reserve report have been adjusted to reflect these well performances.  In future filings, we will expand our disclosure, as appropriate, to discuss all significant changes in proved reserves as required by FASB ASC Topic 932-235-50-5.

*  *  *  *  *

As specifically requested by the Commission, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we can facilitate the Staff’s review of this letter, or if the Staff has any questions on any of the information set forth herein, please telephone me at 952-476-9800.  My fax number is 952-476-9801.

                         Sincerely,

                         NORTHERN OIL AND GAS, INC.

                        /s/ Thomas Stoelk
                         Thomas Stoelk
                         Chief Financial Officer